
06017845

RWE

File no. 82-4018

Notice published by RWE AG, Essen, in accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

SUPPL

RWE sells Thames Water Holdings plc to Kemble Water Limited for GBP 4.8 billion

Essen, 16 October 2006 – RWE AG announces the sale of Thames Water Holdings plc ("Thames Water") to Kemble Water Limited, a consortium led by Macquarie's European Infrastructure Funds. The transaction was approved today by the Management Board of RWE AG. It remains subject to approval by the Supervisory Board of RWE AG and by the relevant antitrust authorities.

The purchase price for Thames Water amounts to GBP 4.8 billion. Thames Water has a pro forma net debt of GBP 3.2 billion which implies an enterprise value of GBP 8.0 billion.

RWE expects this transaction to result in a book gain of at least in the mid hundreds of millions of Euros.

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